Applied UV, Inc. (NASDAQ:AUVI) Innovations for Infection Prevention JUNE 2021 www.applieduvinc.com Free Writing Prospectus filed pursuant to Rule 433 Registration Statement on Form S - 1 (No. 333 - 257197) June 28, 2021

© Copyright 2021 Applied UV, Inc. | All Rights Reserved | 2 This presentation may contain “forward - looking statements.” Forward - looking statements reflect the current view about future events. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan,” or th e negative of these terms and similar expressions, as they relate to us or our management, identify forward - looking statements. Su ch statements, include, but are not limited to, statements contained in this presentation relating to the view of management of App lied UV, Inc. (the “Company”) concerning its business strategy, future operating results and liquidity and capital resources outlo ok. Forward - looking statements are based on the Company’s current expectations and assumptions regarding its business, the economy and other future conditions. Because forward – looking statements relate to the future, they are subject to inherent uncertainties , risks and changes in circumstances that are difficult to predict. The Company’s actual results may differ materially from those con tem plated by the forward - looking statements. They are neither statements of historical fact nor guarantees of assurance of future performa nce. We caution you therefore against relying on any of these forward - looking statements. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of the m. The Company cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable la w, including the securities laws of the United States, the Company does not intend to update any of the forward - looking statements to conform these statements to actual results. Safe Harbor Statement

© Copyright 2021 Applied UV, Inc. | All Rights Reserved | 3 This presentation highlights basic information about us and the offering. Because it is a summary that has been prepared sole ly for informational purposes, it does not contain all of the information that you should consider before investing in our company. Except as otherwise indicated, this presentation sp eaks only as of the date hereof. This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person i n a ny jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of our s ecu rities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. This presentation includes industry and market data that we obtained from industry publications and journals, third - party studie s and surveys, internal company studies and surveys, and other publicly available information. Industry publications and surveys generally state that the information con tai ned therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this presentation, this inf orm ation could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always b e v erified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitati ons and uncertainties. In addition, we do not know all of the assumptions that were used in preparing the forecasts from the sources relied upon or cited herein. We have filed a Registration Statement on Form S - 1 (File No. 333 - 257197) with the SEC, including a preliminary prospectus dated June 21, 2021 (the “Preliminary Prospectus”), with respect to the offering of our securities to which this communication relates. Before you invest, you should read the Pr eli minary Prospectus (including the risk factors described therein) and, when available, the final prospectus relating to the offering, and the other documents we have filed wit h the SEC, for more complete information about us and the offering. You may obtain these documents, including the Preliminary Prospectus, for free by visiting EDGAR on the SEC we bsite at http://www.sec.gov . Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling (212) 409 - 2000 or by email at prospectus@ladenburg.com. Free Writing Prospectus

Risk Factors

Investing in our securities stock involves a high degree of risk. You should carefully consider the risks described below, as well as the additional risk factors and other information included in our S-1 Registration Statement or incorporated by reference therein from our periodic reports and other SEC filings, including our financial statements and the related notes, and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our Annual Report on Form 10-K for the year ended December 31, 2020 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, any of which may be relevant to decisions regarding an investment in or ownership of our securities. The occurrence of any of these risks could have a significant adverse effect on our reputation, business, financial condition, results of operations, growth and ability to accomplish our strategic objectives. We have organized the description of these risks into groupings in an effort to enhance readability, but many of the risks interrelate or could be grouped or ordered in other ways, so no special significance should be attributed to the groupings or order below.

- The Company operates through SteriLumen and Munn Works and its only material assets are its equity interests in those subsidiaries. As a result, our only current source of revenue is distributions from our subsidiaries and SteriLumen has incurred losses since its inception, and we anticipate it will continue to incur significant losses for the foreseeable future and revenue from Munn Works may not be sufficient to offset those loses.
- The pandemic caused by the spread of the Coronavirus could have an adverse impact on our financial condition and results of operations and other aspects of our business.
- Our success depends, in part, on our relationships with, and the efforts of, third-party manufacturers, distributors, and other third parties that perform various tasks for us. If these third parties do not successfully carry out their contractual duties or meet expectations, we may not be able to commercialize our product candidates and our business could be substantially harmed.
- We could need to raise additional capital in the future, and if we are unable to secure adequate funds on terms acceptable to us, we could be unable to execute our business plan.
- We could be subject to significant warranty obligations if our products are defective, which could have a material adverse effect on our business, financial condition, and results of operations.
- We may engage in future acquisitions or strategic transactions which may require us to seek additional financing or financial commitments, increase our expenses and/or present significant distractions to our management.

Applied UV, Inc.

© Copyright 2021 Applied UV, Inc. | All Rights Reserved | 8

© Copyright 2021 Applied UV, Inc. | All Rights Reserved | 5 Transaction Overview Issuer: Applied UV, Inc. Security: Series A Cumulative Perpetual Preferred Stock Ticker / Exchange: AUVIP / NASDAQCM Proposed Offering Size: $18.0 million Over - Allotment Option: 15.0% Price per Share : $25.00 Dividend Rate : 10.5% Dividend Frequency: Monthly No Call Provision: 1 year Optional Redemption: Redeem at the following premium, plus any accrued and unpaid dividends, respectively: • 120% of par value after year 1; • 112% of par value after year 2; • 108% of par value after year 3; • 105% of par value after year 4; • Until year 5; redeem at par value after year 5 Segregated Account: Company will establish a segregated account that will be funded at closing with proceeds necessary to pre - fund twelve (12) month ly dividend payments. The segregated account will be used solely for payment of dividends on the Series A Preferred Stock and ca nno t be used for other corporate purposes. Use of Proceeds: General corporate purposes, including new investments and acquisitions. Bookrunning Manager: Ladenburg Thalmann & Co. Inc. Co - Manager: EF Hutton , division of Benchmark Investments, LLC

© Copyright 2021 Applied UV, Inc. | All Rights Reserved | 6 Applied UV offers lab validated, data driven disinfection solutions for air and surface applications. Corporate Overview Air Purification Eliminates: FDA Cleared Medical Device (Class II) Suitable for providing medical grade air purification in critical hospital settings

Recent Airocide Agreements & Purchase Orders

2020

airocide
DEVELOPED BY NASA

2020 Revenue
$4.4M

2021

BOSTON RED SOX	3sixty BIOPHARMACEUTICALS	Santa Elena	Miscellaneous significant orders with new & potential new distributors:
Installed Airocide at Fenway Park and Jet Blue Park	Exclusive Distribution Agreement for African continent	60 Units installed in a school in Uruguay	• Scandinavia • Hungary • Vietnam • Japan
~$700k	**$3.5M minimum Over 1 Year**	**~$100k**	**~350k**
March	*May*	*June*	*Q2 -2021*

Applied UV, Inc.
© Copyright 2021 Applied UV, Inc. | All Rights Reserved |

© Copyright 2021 Applied UV, Inc. | All Rights Reserved | 8 Acquire Airocide Technology Platform Partner with Boston Red Sox to install Airocide at Fenway Park and Jet Blue Park Q1 - 2021 Q2 - 2021 Q3 - 2021 Q4 - 2021 Mt. Sinai publishes results of clinical evaluation of our UVC disinfecting system Milestones Sign exclusive partnership agreement for Africa with 3Sixty in Africa Announce additional sales with public sports arenas as economy opens wider Partner with Denver Art Museum & Arapahoe County Library tests Announce Program with expansion to other urban schools in Uruguay Launch Airocide Aria Consumer model and website for D2C fulfillment

© Copyright 2021 Applied UV, Inc. | All Rights Reserved | 9 Corporate Overview (cont’d..) Surface Disinfection UVC LED Disinfection Solutions Lumi cide ▪ Joint Development Agreement with Axis Lighting ▪ Patented UVC solution scientifically proven lab to kill 99.99% of surface pathogens, including human coronavirus ▪ Used for killing bacteria and pathogens found in the air or residing on hard surfaces in proximity to the apparatus ▪ Presently in clinical validation trial at Mt. Sinai Hospital One of the largest independent architectural lighting companies in North America

© Copyright 2021 Applied UV, Inc. | All Rights Reserved | 10 Markets in Need of Scientifically Proven and Effective Disinfection Solutions Commercial Government Sports & Entertainment Venues Retail Tourism / Transportation Healthcare Hospitality • Cruise ships • Airlines • Airports • Car rental • Trains • Subways • Shopping malls • Brick - and - mortar • Supermarkets • Stadiums • Arenas • Movie Theaters • Concert Halls • Restaurants • Schools • Offices • Transportation • Offices • Distribution centers • Food distribution Clinical evaluation data expected Q4 - 2021 Lumi cide ▪ Enhanced sales and marketing activities from Applied UV personnel who, in conjunction with the network of the Applied UV Board, have expansive resources to help drive adoption in industry sectors new to Airocide .

Our Disinfection Technology and Solutions Simple, Safe, & Effective: Our Solution for Addressing Coronavirus & Other Pathogens

© Copyright 2021 Applied UV, Inc. | All Rights Reserved | 13 o Developed with NASA to provide safe, clean air for the International Space Station o FDA Cleared Medical Device (Class II) o Advanced bioconversion technology uses photocatalytic oxidation to fully destroy airborne bacteria, mold, fungi, viruses, volatile organic compounds, VOC’s, & many odors o 2020 Revenue of $4.4M & EBITDA of $641,000. Small spaces where aesthetics matter: residential spaces, hotel rooms Commercial use: conference facilities, Athletic venues, Airports, hospitals, offices © Copyright 2021 SteriLumen | All Rights Reserved | 13 Proven NASA - based technology for air disinfection

© Copyright 2021 Applied UV, Inc. | All Rights Reserved | 14 Airocide deployed across industry leaders in healthcare, food and wine - Waiting Areas - Examination Rooms - Clinics - Neonatal - Operating Rooms - Outpatient Surgery - Deployed in over 70 wineries

Tested by Academics, Governmental Organizations and Private Industries

Analysis of Effluent - Univ. of Wisconsin-Madison (USA)

- Ozone found to be below detectable levels and volatile organic compounds found to be in the very low parts per billion range

Clinical Settings Study – Texas A&M (USA)

- MRSA was present in the operating room and reduced by 100%
- Bacteria reduction of 69% in Ear, Nose & Throat Day surgery procedure, 25% in a surgical operation room and 95% in a surgical instrument sterile preparation room

Anthrax Study – NASA (USA)

- Tests showed as many as 93% of Anthrax spores that enter Airocide are destroyed

Del Monte Produce Distribution – Georgia (USA)

- Ethylene gas, a natural occurring gas in fruit produce that hastens ripening, was reduced by 99.8% in a cooler in 66 hours

Organic Produce wholesaler - Holland

- Reduced airborne fungi inside refrigerator cooler by an average of 96.8% in 72 hours

Floral Study - Esmeralda Farms, Colombia

- In Vitro propagation Lab saw a reduction airborne fungi by 100% and airborne bacteria by an average 98% over 8-weeks

Applied UV, Inc.

© Copyright 2021 Applied UV, Inc. | All Rights Reserved | 26

© Copyright 2021 Applied UV, Inc. | All Rights Reserved | 16 ▪ In March 2021, the Boston Red Sox partnered with Applied UV to install the Airocide System at Fenway Park and JetBlue Park (spring training facility) ▪ Project is valued at over $700k in Airocide products 2 million Red Sox fans attend annually Most visited tourist attraction in New England Host over 500 private events annually © Copyright 2021 Applied UV, Inc. | All Rights Reserved | 16 “The Official Air Purification Provider of the Boston Red Sox”

© Copyright 2021 Applied UV, Inc. | All Rights Reserved | 17 ▪ Applied UV’s access to capital, scalability and sales and marketing channels allows us to accelerate manufacturing and access new domestic and international markets. © Copyright 2021 Applied UV, Inc. | All Rights Reserved | 17 Global Distribution

© Copyright 2021 Applied UV, Inc. | All Rights Reserved | 18 Airocide capabilities vs. the other solutions available in market today Tech/Results (comparison Matrix) • Unwanted irritant by - products such as ozone Exposure to ground - level ozone may result in coughing, throat irritation, inflammation of the airways and impact lung function • • Airocide’s proven technology combines UV light and a proprietary titanium based photocatalyst and does not produce ozone in measurable quantities as reported by independent, third - party laboratory studies • Fine and ultrafine particulate matter has been shown to contribute to excess mortality and cardio - respiratory mortality Airocide is Simple Safe and effective

Lumi cide Surface Solutions

© Copyright 2021 Applied UV, Inc. | All Rights Reserved | 20 Co - Develop and commercialize new LED - based technologies for use in the hospital sector One of the largest independent architectural lighting companies in North America Applied UV, Inc. (NASDAQ:AUVI) Royalty payments to AUVI Joint Development Agreement October 2020 Growing the complex hospital vertical by leveraging an Industry Leader

Hospitality Segment A global company that manufactures fine mirrors specifically for the hospitality industry © Copyright 2021 Applied UV, Inc. | All Rights Reserved | 21

Financials

© Copyright 2021 Applied UV, Inc. | All Rights Reserved | 23 Financials: Un - Audited Pro - Forma for Year Ending December 31 $9.10 $5.73 $4.53 $4.40 $- $2.00 $4.00 $6.00 $8.00 $10.00 $12.00 $14.00 $16.00 2019 2020 $1.26 $(2.56) $(0.14) $0.64 $(3.00) $(2.50) $(2.00) $(1.50) $(1.00) $(0.50) $- $0.50 $1.00 $1.50 2019 2020 AUVI Akida Akida In $ millions In $ millions Total $13.63 $10.13 Total $1.12 ($1.92) Revenue Adjusted EBITDA (see Appendix) Akida AUVI Akida AUVI AUVI Note: Akida 12 - month data as per fiscal year ended 9/30 Note: Akida 12 - month data as per fiscal year ended 9/30

© Copyright 2021 Applied UV, Inc. | All Rights Reserved | 24 Financials: (NASDAQ:AUVI) Quarterly Revenue In $ millions $2.1 $1.7 $2.8 $1.6 $2.7 $1.0 $1.5 $2.3 $0.0 $0.5 $1.0 $1.5 $2.0 $2.5 $3.0 Q2 2020 Q3 2019 Q3 2020 Q4 2019 Q4 2020 Q1 2020 Q1 2021 Q2 Q3 Q4 Q1 ‘19 ‘20 ‘19 ‘20 ‘19 ‘20 ‘20 ‘21 $0.3 $0.1 $0.4 $(0.6) $0.5 $(2.0) $(0.1) $(0.5) -$2.5 -$2.0 -$1.5 -$1.0 -$0.5 $0.0 $0.5 $1.0 Adjusted EBITDA (see Appendix) Q2 Q3 Q4 Q1 ‘19 ‘20 ‘19 ‘20 ‘19 ‘20 ‘20 ‘21 In $ millions

© Copyright 2021 Applied UV, Inc. | All Rights Reserved | 25 Capitalization / Ownership Common Stock Equivalents as of March 31, 2021 1 # Common Stock 9,402,669 Options (weighted average price of $6.93) 446,314 Warrants (weighted average price of $5.80) 193,169 1. Excludes 2,000 shares of Non - Convertible Series X Preferred Stock (voting stock). Preferred does not have dividends, liquidation rights or ratchets.

Leadership

Experienced Leadership Team



Q Saeed
CEO and Director
Applied UV, Inc.
SteriLumen, Inc.



Michael Riccio
Chief Financial Officer
Applied UV, Inc.



Max Munn
President, Founder & Director
Applied UV, Inc.
CEO Munn Works



Jim Doyle
Chief Operating Officer
Applied UV, Inc.
SteriLumen, Inc

Applied UV, Inc.

© Copyright 2021 Applied UV, Inc. | All Rights Reserved | 27

© Copyright 2021 Applied UV, Inc. | All Rights Reserved | 28 • President, Windy City Inc. • CEO Walnut Financial: Sold to Tower Hill Capital Group in 1999 in transaction valued at $400 million • Early - stage investor at BioHorizons, Clarisonic, Encore Medical, GranCare, HealthCare COMPARE, I - Flow, and Prolor • Tulane University Joel Kanter Chairman Dr. Eugene A. Bauer, M.D. Director • Cofounder Demira, acquired by Eli Lilly in 2020 for $1.6 Billion • Founder/Chief Medical Officer Peplin Inc. • CEO Neosil Inc • Cofounder & Board member Connetics (Nasdaq:CNCT) • Dean, Stanford Medical School • BS and MD from Northwestern University • Director Combat Casualty Care Research Program, US Army Medical Research • Chair of Joint Technology Coordinating multi - Armed Services Biomedical Research Evaluation and Management (ASBREM) Committee • Bronze Star recipient • MPH, Johns Hopkins University | MSS, US Army War College Dallas C. Hack, M.D., Colonel U.S. Army (retired) Director • Chairman Ensemble Orthopedics • CEO Regentis Biomaterials • Founder/CEO Nexgen Spine, Gelifex and Minimally Invasive Surgical Technologies • Global SVP Business Development Johnson & Johnson • University of Surrey (UK) BSc and PhD in metallurgy • MBA, Columbia University Alastair J. Clemow, Ph.D. Director Eugene E. Burleson Director • President/CEO GranCare Inc, acquired by Apollo & merged with Living Centers of America to form Mariner • Chairman Mariner Post - Acute Network • President/COO & Director American Medical International (AMI) • Chairman Alterra Healthcare • Investor, Chairman & CEO of PET DRx, acquired by VCA Antech • Director HealthMont Inc, acquired by SunLink • BS & MBA East Tennessee State University Strong Independent Board Leadership and Capability

www.applieduvinc.com Thank You! Applied UV, Inc.

© Copyright 2021 Applied UV, Inc. | All Rights Reserved | 30 APPENDIX: EBITDA Reconciliation - Unaudited Unaudited Pro - Forma – AUVI [year ended 12/31] 2019 2020 Operating Income/(Loss) 1,169,034 ($3,312,892) Stock Based comp 85,000 687,505 Bad debt expense - 50,000 D&A 8,121 17,638 Total $1,262,155 ($2,557,749) NASDAQ:AUVI Q2 2019 Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Operating Income/(Loss) $256,381 $435,523 $481,974 ($78,377) ($13,689) ($894,967) ($2,325,859) ($720,896) Stock Based comp $101,607 279,707 $306,191 $210,741 Bad debt expense (recovery) $50,000 ($73,895) D&A $2,173 $2,173 $2,173 $2,173 $2,173 $9,182 $4,110 $100,109 Total $258,554 $437,696 $484,147 ($76,204) $140,091 ($606,078) ($2,015,558) ($483,941) Unaudited Pro - Forma – Akida [year ended 9/30] 2019 2020 Operating Income/(Loss) ($221,085) $562,232 Stock Based comp - - Bad debt expense - - D&A 79,074 79,442 Total ($142,011) $641,674